UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 4, 2022

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On March 4, 2022, RealtyMogul Income REIT, LLC issued an investor communication relating to the quarter ended December 31, 2021. The text of the investor communication is set forth below.

Q4 2021*

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

RealtyMogul Income REIT

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$361,000,000
	NUMBER OF REAL ESTATE INVESTMENTS[2]	13
	2021 TOTAL RETURN[3]	14.9%
RealtyMogul Income REIT is a public, non-traded REIT, focused on providing	2021 ANNUAL DISTRIBUTION RATE	7.4%
monthly income to investors through debt and equity investments in a diversified pool of commercial real estate	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	90 Months
property types including multifamily, retail, and office.	DISTRIBUTION FREQUENCY	Monthly
	TAX REPORTING FORM	1099-DIV
KEY OBJECTIVES	CONSECUTIVE DISTRIBUTIONS[24]	63 Months

●	To pay attractive and consistent cash distributions; and

●	To preserve, protect, increase, and return your capital contribution.

PORTFOLIO STATISTICS5

*All data as of December 31, 2021 unless otherwise specified.

1 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, LLC (“RM Adviser or the “Manager”), Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

2 As of February 28, 2022.

3 2021 total return represents the average total return based on the average aggregate distributions issued by RealtyMogul Income REIT, LLC and increase in NAV per share for most recent consecutive twelve-month period immediately preceding December 31, 2021. An individual shareholder’s total return may vary from this average total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. For purposes of this calculation, “Total Return” equals distributions issued to a shareholder plus the change in NAV per share (either positive or negative), less any applicable share repurchase fees, over the course of such shareholder’s investment. Past performance is not indicative of current and future results.

4 This is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

5 Based on the then current outstanding real estate investment amounts as of February 28, 2022.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of RealtyMogul Income REIT. We have now provided 63 consecutive months of distributions, totaling over $18.5 million. To date, over 6,500 investors have invested, and RealtyMogul Income REIT holds investments in over $361 million6 of real estate. Over 64% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing their distributions the potential to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

We are proud to share that the RealtyMogul Income REIT achieved a total return of 14.9% in 2021, with average daily distributions equating to a 7.4% annualized return.7 Total return consists of two components: change in NAV and distributions. For 4Q21, NAV per share was effectively static, decreasing from $10.78 to $10.77. The full-year 2021 NAV per share increased from $10.02 to $10.77, reflecting a 7.5% increase. Quarterly distributions, including the quarterly distribution declared in December 2021 and paid in January 2022, totaled $0.626 per share, reflecting a 6.25% annual distribution rate based on the NAV per share of $10.02 as of January 1, 2021. In addition to monthly distributions, the Income REIT also declared a special distribution in December 2021 that was paid to shareholders on January 31, 2022. The special distribution of $0.115 per share was paid to shareholders of record as of December 31, 2021 and reflected a 1.15% annual distribution rate based on the NAV per share of $10.02 as of January 1, 2021.

RealtyMogul Income REIT had one investment disposition in 2021: NV Energy. A portion of the gains from this disposition was issued to shareholders of record as of December 31, 2021 in the form of a special distribution authorized by the Manager. All distributions are classified as capital gains in the 2021 1099-DIV as a result of this investment disposition.8

As of February 2022, RealtyMogul Income REIT has 13 real estate investments, including eleven joint venture equity investments and two debt or debt-like investments, with the underlying real estate spread across six states. Of the 23 debt or debt-like investments that we have originated since inception, 21 have paid off in full, totaling over $53 million. Moreover, nine debt or debt-like investments have paid off since the COVID-19 pandemic, including five office assets, three retail assets and one multifamily asset.

We are seeing strong rental collections in our portfolio. During Q4 2021, rent collections for the properties in RealtyMogul Income REIT’s portfolio remained high at 98%. We have structured our current portfolio with significant concentrations in multifamily communities and office properties with strong tenancy, which we believe are economically resilient asset types.

During Q4 2021, the U.S. Bureau of Economic Analysis estimated that U.S. seasonally adjusted real GDP grew 6.9% quarter over quarter. The Federal Reserve cut its forecast for 2022 growth in the nation’s GDP from the 5.9% it projected in September 2021 to 5.5% as well as projected a 4.3% unemployment rate by year-end, down from 4.8% in September 2021. The unemployment rate ended 2021 at 3.9%. Average hourly earnings for employees increased 4.7% year over year and achieved greater than 3% year over year increases since June 2021 according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index rose year over year 6.2% in October, 6.8% in November, and 7.0% in December according to the U.S. Bureau of Labor Statistics. Shelter costs, which comprise approximately one-third of CPI, increased 4.2% year over year. Given the economic inflation, the Federal Reserve has indicated that they will begin reducing their balance sheet and increasing the federal funds rate. As it relates to the real estate purchases, the cost to finance a real estate investment with a mortgage has increased in Q4 2021 and will likely continue to increase in 2022 if the Federal Reserve raises interest rates; however, we believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. Similarly, leases at office and retail assets typically include rent escalations to account for inflation as well, albeit not as effectively as shorter-term multifamily leases. We believe that RealtyMogul Income REIT is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.9

6 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

7 Represents the average total return based on the average aggregate distributions issued by RealtyMogul Income REIT, LLC and increase in NAV per share for the last twelve months ended December 31, 2021. An individual shareholder’s total return may vary from this average total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. For purposes of this calculation, “Total Return” equals distributions issued to a shareholder plus the change in NAV per share (either positive or negative), less any applicable share repurchase fees, over the course of such shareholder’s investment.

8 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities.

9 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in RealtyMogul Income REIT is not a direct investment in commercial real estate.

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INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the fourth quarter of 2021 equated to approximately 6.0% on an annualized basis based upon NAV as of 9/30/2021.10 In addition to monthly distributions, the Income REIT also declared a special distribution in December 2021. The special distribution of $0.115 per share was paid to shareholders of record as of December 31, 2021 and reflected a 1.15% annual distribution rate based on the NAV per share of $10.02 as of January 1, 2021.

PORTFOLIO OVERVIEW11

ASSET	LOCATION	ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	INVESTMENT AMOUNT AS OF 12/31/21	INTEREST RATE AS OF 12/31/21
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	14.00%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	JV Equity	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	JV Equity	$9,827,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	JV Equity	$7,000,000	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	JV Equity	$7,424,307	N/A
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	JV Equity	$2,926,477	N/A
Shiloh Park Apartments	Plano, TX	11/18/20	Multifamily	Preferred Equity	$2,323,030	8.00%
Turtle Creek	Fenton, MO	1/28/21	Multifamily	JV Equity	$6,000,000	N/A
Kings Landing	Creve Coeur, MO	7/28/21	Multifamily	JV Equity	$8,000,000	N/A
Minnehaha Meadows	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,355,018	N/A
Roosevelt Commons	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,209,112	N/A
Bentley Apartments	Grove City, OH	10/13/21	Multifamily	JV Equity	$8,000,000	N/A
Haverford Place	Georgetown, KY	2/2/22	Multifamily	JV Equity	$9,000,000	N/A
Total					$75,139,138

10 The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

11 All data as of February 28, 2022 unless otherwise specified. All assets are performing and paid current as of February 28, 2022.

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INVESTMENT UPDATES

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Total Investment: $3,325,000

Outstanding Balance (as of 12/31/21): $3,325,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Investment Type: Preferred Equity

Date Added to REIT: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: The portfolio is 95% occupied as of December 2021, and the borrower is current on its interest payments as of December 2021. The portfolio is also reporting 100% collections for Q4 2021.

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Total Investment: $4,748,228

Outstanding Balance (as of 12/31/21): $4,748,228

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Asset Management Update: The property is 95% occupied as of December 2021. Exterior capital items have been completed and the property is now amenitized with new exterior paint, a new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. Further HVAC replacement is ongoing and comprises most of the remaining renovation budget. As of December 2021, 167 of the 240 units have been renovated since acquisition. Of those 167 units, all have been leased at an average premium of $79/month over prior rents and within 1% of projected rents, and unit renovation costs have been within budget. In Q4 2021, the property averaged 96% rent collection.

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THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Total Investment: $9,827,966

Outstanding Balance (as of 2/28/22): $9,827,966

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 10/9/2019

Asset Management Update: The property is 95% occupied as of December 2021. Exterior capital items completed include new exterior paint and signage, landscaping upgrades, new laundry rooms, balcony and stairwell replacements, and a new gym and leasing office. As of December 2021, 78 of the 114 free-market units have been renovated and leased since acquisition. Of those 78 units, 77 units have been leased at an average premium of $293/month over prior rents and 12% above projected rents. In Q4 2021, the property averaged 90% rent collection. During Q4 2021 and Q1 2022, RealtyMogul Income REIT funded an additional $200,000 and $150,000, respectively, which was anticipated in the original business plan, for costs related to unit renovations as the property continues the value-add portion of its business plan.

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Total Investment: $7,000,000

Outstanding Balance (as of 12/31/21): $7,000,000

Purpose of Investment: Acquire a highly occupied office portfolio, perform capital improvements and execute a lease-up strategy.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/5/2019

Asset Management Update: The portfolio is 79% occupied as of December 2021. Occupancy dropped due to the anticipated vacancy of the warehouse tenant at 855 Grandview, which represented 23% of the square footage and 8.5% of the rent and reimbursement income for this property. The real estate company’s long-term business plan is to redevelop the warehouse into office space, for which it has begun to develop schematic design and preliminary pricing. During Q3, the real estate company executed a 17-year lease renewal with the United States Drug Enforcement Administration (DEA), which will also expand their space from 17,372 square feet to 25,626 square feet, comprising 10.2% of portfolio’s net rentable area. During Q4, the real estate company executed two additional renewals and a new lease to backfill a vacating tenant, comprising 2.8% and 1.8% of the portfolio’s net rentable area, respectively. In Q4 2021, the portfolio averaged 98% rent collection.

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POHLIG BOX FACTORY & SUPERIOR

WAREHOUSE

Location: Richmond, VA

Property Type: Multifamily

Total Investment: $7,424,307

Outstanding Balance (as of 12/31/21): $7,424,307

Purpose of Investment: Acquire and renovate a Class A- two-property, mixed-use apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 2/19/2020

Asset Management Update: The portfolio is 93% occupied as of December 2021. At the Pohlig Box Factory property, the real estate company is performing regular unit turns. At the Superior Warehouse property, the real estate company is performing full unit renovations, and as of December 2021, 22 of the 28 units were renovated and of those 22 units, 22 units have been leased above pro forma. The remaining six units have not been renovated but are achieving post-renovation rents. New leases at both properties are averaging $203/month increases above previous rents. Exterior capital projects have been completed, which included improvements to the roofs, courtyard, hallways and lobby. In Q4 2021, the portfolio averaged 99% rent collection.

LUBBOCK MEDICAL OFFICE BUILDING

Location: Lubbock, TX

Property Type: Medical Office

Total Investment: $2,926,477

Outstanding Balance (as of 12/31/21): $2,926,477

Purpose of Investment: Acquire a medical office building that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Date Added to REIT: 6/26/2020

Asset Management Update: As of December 2021, the property is 100% occupied by a credit tenant, Covenant Health System. As of December 2021, the tenant is current on its rent.

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SHILOH PARK

Location: Plano, TX

Property Type: Multifamily

Total Investment: $2,323,030

Outstanding Balance (as of 12/31/21): $2,323,030

Purpose of Investment: The borrower used the proceeds to acquire a multifamily apartment building with steady cash flow and implement a value-add renovation program.

Investment Type: Preferred Equity

Date Added to REIT: 11/18/2020

Maturity Date: 11/28/2030

Asset Management Update: As of December 2021, the property is 97% occupied. As of December 2021, 26 of the 73 units have been renovated since acquisition. Of those 26 units, 24 units have been leased at an average premium of $290/month over average rents from acquisition and 5.9% above projected rents. In Q4 2021, rent collections averaged 97%.

TURTLE CREEK

Location: Fenton, MO

Property Type: Multifamily

Total Investment: $6,000,000

Outstanding Balance (as of 12/31/21): $6,000,000

Purpose of Investment: Acquire a multifamily apartment community with steady cash flow.

Investment Type: Joint Venture Equity

Date Added to REIT: 1/27/2021

Asset Management Update: As of December 2021, the property is 98% occupied. As of December 2021, 39 of the 96 classic units have been renovated and leased since acquisition. Of those 39 units, all have been leased at an average premium of $151/month over prior rents and 4% above projected rents, and unit renovation costs have been below budget. In Q4 2021, the property averaged 98% rent collection.

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KINGS LANDING

Location: Creve Coeur, MO

Property Type: Multifamily

Total Investment: $8,000,000

Outstanding Balance (as of 12/31/21): $8,000,000

Purpose of Investment: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 7/28/2021

Asset Management Update: The property is 97% occupied as of December 2021. During Q4, the property renewed 76% of lease expirations for an average rent increase of $54/month, or 3.6%. Exterior and common area improvements have commenced as the primary project, interior hallways, is currently underway. The project includes new flooring, paint, and light fixtures. Renovations and new equipment for the gym began in Q1 2022. Unit renovations began in Q1 2022 after finalizing the scope of work and obtaining bids from multiple contractors. In Q4 2021, the property averaged 97% rent collection.

MINNEHAHA MEADOWS

Location: Vancouver, WA

Property Type: Multifamily

Total Investment: $3,355,018

Outstanding Balance (as of 12/31/21): $3,355,018

Purpose of Investment: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 9/20/2021

Asset Management Update: The property is 92% occupied as of December 2021. The Property’s average rent has increased from $1,852/unit at acquisition to $1,878/unit through Q4. During Q4, three expired leases were brought to market rents, with an average increase of $291/month, or 16%, above prior rents. The three units were leased at an average rent of $2,166/month compared to the projected rent of $2,050/month. Exterior and common area upgrades are underway as package lockers, playground equipment, and pet stations have been ordered. New fencing installation began and is due to be completed in Q2 2022. New property signage has been selected and installation will begin in Q1 2022. In Q4 2021, the property averaged 100% rent collection.

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ROOSEVELT COMMONS

Location: Vancouver, WA

Property Type: Multifamily

Total Investment: $3,209,112

Outstanding Balance (as of 12/31/21): $3,209,112

Purpose of Investment: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 9/20/2021

Asset Management Update: The property is 92% occupied as of December 2021. During Q4, 13 expired leases were brought to market rents, with an average increase of $538/month, or 36%, above prior rents. The 13 units were leased at an average rent of $2,025/month compared to the stabilized projection of $2,019/month. Exterior and common area upgrades are underway as bids for the new BBQ area are currently being obtained. Package lockers and pet stations have been ordered. New fencing installation began and is due to be completed in Q2 2022. New property signage has been selected and installation will begin in Q1 2022. In Q4 2021, the property averaged 100% rent collection.

BENTLEY APARTMENTS

Location: Grove City, OH

Property Type: Multifamily

Total Investment: $8,000,000

Outstanding Balance (as of 12/31/21): $8,000,000

Purpose of Investment: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 10/13/2021

Asset Management Update: The property is 97% occupied as of December 2021. Through the end of Q4, 19 leases renewed at an average increase of $98/month, or 8.5%, above prior rents. Furthermore, 13 new leases were signed at an average of $85/month, or 7.1%, above prior rents. Bidding and scope finalization has started on exterior and common area improvements. Materials have been ordered for the first batch of unit upgrades, which are expected to be delivered by the end of February 2022. In Q4 2021, the property averaged 100% rent collection.

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HAVERFORD PLACE

Location: Georgetown, KY

Property Type: Multifamily

Total Investment: $9,000,000

Outstanding Balance (as of 2/22/22): $9,000,000

Purpose of Investment: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 2/2/2022

Asset Management Update: The property was acquired in February 2022, and the real estate company is implementing its business plan for the property. The property is 96% occupied as of February 2022.

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INVESTMENT PAYOFFS

NV ENERGY NNN

Location: Las Vegas, NV

Property Type: Office

Equity Investment: $6,000,000

Purpose of Investment: Acquire a property that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Date Added to REIT: 7/9/2020

Date Sold: 12/31/2021

Asset Management Update: On December 31, 2021, the equity investment was sold. The property was originally acquired for $33,350,000, or $114 per square foot. The investment was redeemed at an implied property value of approximately $49,960,000, or $171 per square foot, reflecting a 49.8% increase. The initial underwriting projected a property-level internal rate of return (“IRR”) of 15.2%, a 2.2x equity multiple and 18.4% average cash-on-cash return throughout a 7-year hold period. The investment achieved approximately a 92.1% property-level IRR, a 2.5x equity multiple and 18.4% average cash-on-cash return based on the implied property value from the equity redemption throughout the 1.5-year hold period.

HIGHLAND PLACE

Location: Centennial, CO

Property Type: Office

Total Investment: $2,300,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Investment Type: Mezzanine Loan

Date Added to REIT: 3/22/2017

Payoff Date: 2/16/2022

Asset Management Update: On February 16, 2022, the borrower sold the property and paid off the loan in full.

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NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 2/10/22)*	NAV PER SHARE (AS OF 12/31/21)
$10.77	$10.77

* Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On February 10, 2022, we announced that our NAV per share is $10.77, as of December 31, 2021. Accordingly, effective February 10, 2022, the offering price per share is $10.77. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2022 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q3 2021 Investor Letter

Q2 2021 Investor Letter

Q1 2021 Investor Letter

Q4 2020 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	March 4, 2022

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